EXHIBIT 10.1

November 23, 2004

Daniel C. Stevens

13813 W. 56th Terrace

Shawnee, KS 66216

Dear Dan,

I am pleased to offer you the position of Chief Financial Officer, Taylor Capital Group and Cole Taylor Bank. This position will include responsibility for the Financial Management, Treasury, Information Technology, Operations and Corporate Services functions of the companies, and will report to me.

You will be paid biweekly on the basis of an annualized salary of $300,000.00. You will also receive sign on bonuses in the following manner; a one-time sign-on bonus of $25,000.00, cash, net of taxes to assist in transitioning to the Chicago area, and; a one time sign on bonus of a gross amount of $75,000.00 cash. The entire sign-on bonus amounts are repayable to the company in full if you should voluntarily leave our employment within two years of date of hire.

You will also receive a one-time grant of restricted stock valued at $500,000.00, upon approval by the Compensation sub-committee of the Taylor Capital Group Board of Directors at its next meeting after the commencement of your employment. The actual number of shares will be determined based on the share value at the time of the grant. This stock will vest 50% on the third anniversary of your employment, 25% on the fourth anniversary and 25% on the fifth anniversary. The shares will earn dividends from the grant date. The terms and conditions governing the restricted stock are set forth in a separate stock agreement, which you will receive after commencing your employment.

Beginning in 2005, you will participate in the Cole Taylor annual incentive compensation program ("Success"), and will be eligible for annual incentive payments based on your actual base earnings each year. This payment is usually made at the beginning of March of the following year. This plan provides an award opportunity dependent upon achievement of performance indicators used to measure the Bank's success and your individual performance. Your starting target is 40% of your actual base earnings. Actual performance will increase or decrease your award. The company will provide you with the option, should you so chose, to receive up to 50% of your target 2005 incentive (which would normally be paid in early 2006), in 2005, for the purposes of assisting with the purchase of housing in the Chicago area.

You will be eligible for participation the Taylor Capital Group Long Term Incentive Plan. Your annual starting target will be approximately 70% of your base salary. Company and your individual performance may increase or decrease the amount each year. The long term incentives are typically provided in the form of non-qualified stock options or restricted stock each year. They are typically awarded in March annually and represent performance from the prior year.

You will receive a change of control agreement, which provides compensation equal to two and one-half times your annual salary and bonus, plus 18 months COBRA coverage and outplacement assistance should you lose your position as a result of a change of control of the company. Specific terms and conditions will be spelled out in the agreement.

You will be covered by the Taylor Capital Group Severance Plan, which provides severance benefits to executives in certain situations not associated with a change of control.

You will be eligible for enrollment in the Cole Taylor Flexible Benefits Plan after thirty days of employment. A brochure outlining the options in the plan is enclosed for your review. The company provides you with $2,100.00 plus 1% of your base salary in Flex dollars on an annual basis to assist in your benefit selections. The company offers two PPO and two HMO health plans through Blue Cross/Blue Shield. A brochure summarizing the benefit plans is attached to this letter.

You will be eligible for the Cole Taylor Deferred Compensation Plan, which allows you to defer, on a pretax basis, portions of your salary and/or incentives if you wish. The Company may also make discretionary contributions into this non-qualified plan to insure you receive a full level of overall retirement contribution, notwithstanding IRS caps on highly compensated employees. You will also participate in Cole Taylor's Supplemental Executive Retirement Plan. This plan establishes predetermined contributions into a SERP account on your behalf when the company meets performance targets. The SERP account vests 20% per year beginning in your sixth year of employment and you are fully vested at 10 years of service. For the 2005 year, the company will guarantee contributions into these plans on your behalf of $100,000.00. Thereafter, the contributions will be driven by formulas to make up the tax cap and calculate your eligible SERP contribution. Please note that the SERP contributions after 2005 are based on the company meeting earnings performance targets.

You will be eligible for participation in the Taylor Capital Group 401(k) plan after 30 days of employment. You will also participate in the Taylor Capital Group Profit/Sharing/ESOP Retirement plan wherein the company makes discretionary contributions into a qualified retirement plan on your behalf.

The company will pay the moving costs of relocating your family to the Chicago area. Such covered costs will include all moving expenses from Shawnee, Kansas to the Chicago area and closing costs associated with the sale of your existing home. The company will gross up these amounts so that the tax impact for you is neutral. The company will also pay for two trips to Chicago by your spouse for housing search purposes.

On an annual basis you will be eligible for 24 days of paid time off, which is accrued on a monthly basis to be used as you deem appropriate.

Of course, nothing here is construed as a compromise of our employment-at-will policy.

If the terms of employment are acceptable to you, please sign both copies of the offer letter and return one to Bob Davis using the enclosed envelope. Our offer of employment is contingent upon a background check and drug screen, acceptable to us in our sole discretion.

Bob Davis will be calling you to provide more detail to the various elements of our offer and answer any questions you may have. Bob's number is 847-653-7300. I certainly hope you will accept our offer to join our team.

Sincerely,

/s/ JEFF TAYLOR

Jeff Taylor

Chairman

Taylor Capital Group

Enclosures

Cc: Bob Davis, Executive Vice President, Human Resources/Strategic Planning

I accept the offer of employment from Cole Taylor Bank, outlined in this letter.

/s/ DANIEL C. STEVENS ____December 1, 2004__

Signature Date